Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2015	2014	2013	2012	2011
Earnings (losses):
Income before income taxes	$434,131	$734,461	$690,621	$974,094	$1,110,066
Add back fixed charges:
Interest expense(1)	110,311	53,812	54,176	54,197	54,328
Interest portion of rental expense	3,023	2,915	3,081	3,008	2,834
Total adjusted earnings	$547,465	$791,188	$747,878	$1,031,299	$1,167,228

Fixed charges:
Interest expense(1)	$110,311	$53,812	$54,176	$54,197	$54,328
Interest portion of rental expense	3,023	2,915	3,081	3,008	2,834
Total fixed charges	$113,334	$56,727	$57,257	$57,205	$57,162

Ratio of earnings to fixed charges	4.8	13.9	13.1	18.0	20.4
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(1)
Interest expense for the fiscal year ended June 30, 2015 includes interest expense, amortization of bond issuance costs, amortization of bond discount and portion of the bond issuance costs and bond discount that were expensed as part of our redemption of the 2018 Senior Notes during the three months ended December 31, 2014.

For purposes of calculating the ratio of earnings to fixed charges, earnings refer to the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, amortization of bond discount and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.
The decline in the ratio of earnings as of the fiscal year ended June 30, 2015 compared to the fiscal years as presented is attributable to the decline in earnings, primarily as a result of the impact of the pre-tax net loss of $131.7 million for the loss on extinguishment of debt and certain one-time expenses of $2.5 million associated with the leveraged recapitalization that was completed during the three months ended December 31, 2014.
In addition, the fixed charges during the fiscal year ended June 30, 2015 compared to the fiscal years as presented has increased, primarily as result of KLA-Tencor's incurrence of interest expense from the issuance of $2.50 billion aggregate principal amount of senior, unsecured long-term notes (collectively referred to as “Senior Notes”), entry to $750 million of five-year senior unsecured prepayable term loans and a $500 million unfunded revolving credit facility, and redemption of the $750 million aggregate principal amount of 6.900% Senior Notes due in 2018 (the “2018 Notes”) during the three months ended December 31, 2014.